EXHIBIT 99.1

September 23, 2024

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: NEW FOUND GOLD CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	October 18, 2024
Record Date for Voting (if applicable):	October 18, 2024
Beneficial Ownership Determination Date:	October 18, 2024
Meeting Date:	December 12, 2024
Meeting Location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
NAA for Registered Holders	Yes
Voting Security Details:
Description	CUSIP Number	ISIN
COMMON CLASS	64440N103	CA64440N1033

Sincerely,

NEW FOUND GOLD CORP.